FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Preview of the fourth quarter of 2010 income statement.

Preview of the 4Q10

income statement

Madrid, 24 February 2011

Repsol YPF S.A. 4Q 2010 Earnings Preview

CONTENTS:

Repsol YPF S.A.	2

Repsol YPF S.A. 4Q 2010 Earnings Preview

CCS adjusted operating income climbs

71% year-on-year

Unaudited figures (IFRS)

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09	FOURTH QUARTER 2010 RESULTS	Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
CCS REPORTED EARNINGS (M€)
610	1,102	3,385	455.0	CCS OPERATING INCOME	2,877	7,123	147.6
167	478	2,797	—	CCS NET INCOME	1,331	4,365	227.9
CCS PROFORMA INDICATORS (M€)
750	1,137	1,056	40.8	CCS ADJUSTED OPERATING INCOME	2,761	4,715	70.8
241	502	499	107.1	CCS ADJUSTED NET INCOME	1,296	2,032	56.8
REPORTED EARNINGS (M€)
681	1,056	3,561	422.9	OPERATING INCOME	3,244	7,621	134.9
211	448	2,907	—	NET INCOME	1,559	4,693	201.0
PROFORMA INDICATORS (M€)
821	1,091	1,232	50.1	ADJUSTED OPERATING INCOME	3,128	5,213	66.7
285	472	609	113.7	ADJUSTED NET INCOME	1,524	2,360	54.9
EARNINGS PER SHARE
0.17	0.37	2.38	—	Euros per share	1.29	3.84	197.7
0.25	0.50	3.18	—	Dollars per share	1.85	5.14	177.8

FOURTH QUARTER 2010 MAIN HIGHLIGHTS AND KEY FINANCIAL FIGURES

•	Net income in 2010 totalled 4,693 M€. CCS net adjusted income in the quarter was 107.1% higher than in the same quarter a year earlier.

•

CCS adjusted operating income in the quarter increased 40.8% in comparison with the same year-ago quarter mainly driven by the improvement in market conditions (higher oil and gas prices and the appreciation of the dollar) and the enhanced performance of our business variables: the integrated refining and marketing margin, the positive results of our chemical business, and the overall improvement of the critical variables in Argentina.

•

The Group’s net financial debt (ex Gas Natural Fenosa) at the end of 2010 amounted to 1,697 M€, 3,807 M€ less than at the end of third quarter. This sharp reduction was mainly the result of the capital increase of Repsol Brazil, the disposal of a 30% stake in REFAP, and the sale of a 4.2% shareholding in YPF, transactions described below. The net debt/capital employed ratio, ex Gas Natural Fenosa, was 5.5% at the end of the year in comparison with 17.4% at 30 September 2010.

•

On 14 December, Repsol and Petrobras entered into an agreement by which Repsol sold to Petrobras its 30% stake in the Alberto Pasqualini Refinery (REFAP). Repsol received 350 million dollars and reduced its debt by nearly 500 million dollars.

•	On 23 December, an agreement was reached with two major institutional funds for the sale to each one of them of a 1.63% stake in YPF for a total of 500 million dollars.

•

On 28 December, Repsol and Sinopec successfully concluded the agreement reached in October for jointly developing exploration and production of its Brazil offshore assets and to create one of Latin America’s largest private energy companies. After securing the mandatory permits from the authorities of the People’s Republic of China, Sinopec fully subscribed the Repsol 7,111 million dollars capital increase which implies an enterprise value of 17,777 million dollars.

Repsol YPF S.A.	3

Repsol YPF S.A. 4Q 2010 Earnings Preview

1.- BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1.- UPSTREAM

Unaudited figures (IFRS)

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09		Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
163	311	3,071	—	OPERATING INCOME (M€)	781	4,113	426.6
225	310	361	60.4	ADJUSTED OPERATING INCOME (M€)	884	1,473	66.6
149	143	140	-6.0	LIQUIDS PRODUCTION (Thousand boepd)	134	146	8.5
1,124	1,140	1,131	0.6	GAS PRODUCTION (*) (Million scf/d)	1,120	1,116	-0.4
349	346	341	-2.3	TOTAL PRODUCTION (Thousand boepd)	334	344	3.2
180	359	400	122.2	INVESTMENTS (M€)	1,122	1,126	0.4
176	149	154	-12.5	EXPLORATION EXPENSE (M€)	336	500	48.8

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09	INTERNATIONAL PRICES	Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
74.5	76.9	86.5	16.1	Brent ($/Bbl)	61.7	79.5	28.8
76.1	76.2	85.2	12.0	WTI ($/Bbl)	62.1	79.6	28.2
4.2	4.4	3.8	-9.6	Henry Hub ($/MBtu)	4.0	4.4	10.0

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09	REALISATION PRICES	Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
69.4	70.6	80.2	15.6	OIL ($/Bbl)	58.1	73.6	26.7
2.6	2.7	2.9	11.5	GAS ($/Thousand scf)	2.3	2.7	17.4

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboed

Adjusted operating income in fourth quarter 2010 was 361 M€, 60.4% higher than in fourth quarter 2009.

The year-on-year increase is mainly the result of higher oil and gas prices, lower depreciation of wells, and the positive impact of the appreciation of the dollar, partially offset the reduced volume of liquids sales.

•

Oil and gas realisation prices, net of the effect of royalties, had a positive impact of 122 M€. The 15.6% increase in oil realisation prices is in line with the variation in oil benchmark prices and reflects the consolidation in the correlation between international oil benchmarks and our realisation price as a result of the contribution of sales in the U.S. and in Libyan sales.

•	Lower volumes of liquids sales had an adverse effect of 52 M€.

•	The lower exploration expense because of less depreciation of failed prospects had a positive impact of 35 M€.

•	The appreciation of the dollar against the Euro increased income by 20 M€.

•	Lastly, other minor items explain the remaining difference.

Production in this quarter totalled 341 Kboepd, 2.3% less than in the same quarter last year. This reduction is mainly the result of field decline and of several inspections performed by BOEMRE at the Shenzi field in the United States, in addition to the new coefficient in the new contractual phase in Algeria and the impact of PSCs governing the contracts in this country. The shortfall in production was partially compensated by the start-up of the Peru LNG project.

Repsol YPF S.A.	4

Repsol YPF S.A. 4Q 2010 Earnings Preview

January – December 2010 results

Adjusted operating income in 2010 totalled 1,473 M€, up 66.6% in comparison with 2009. This is mainly attributable to higher international oil and gas realization prices and greater production volumes, partially offset by higher exploration expenses due to increased activity.

Production in 2010 (344 Kboepd) was 3.2% higher than in the in 2009 (334 Kboepd), mainly as the result of the start-up of Shenzi and the increased quota in Libya - which improved the production mix - in addition to the start-up of the Peru LNG project.

The production mix in 2010 was 42.3% liquids and 57.7% gas, improving from 40.2% liquids and 59.8% gas in 2009.

In 2010, the reserve replacement rate stood at 131% versus 94% in 2009

Investments

Investments in fourth quarter 2010 in Upstream amounted to 400 M€. Investments in development accounted for 57% of the total amount, mainly spent in Brazil (20%), Bolivia (15%), Peru (13%), the U.S. (13%), Spain (10%), Trinidad & Tobago (9%), and Ecuador (8%). Investments in exploration accounted for 38% of the total amount, most of which was spent in Brazil (62%) and in Sierra Leone (9%).

Investments in Upstream in 2010 were 1,126 M€, very similar to the figure in 2009 (1,122 M€). Investments in development represented 50% of the total and were mainly spent in Trinidad y Tobago (16%), Bolivia (14%), Brazil (13%), Peru (12%), the U.S. (10%), Ecuador (9%), and Libya (7%). Investments in exploration accounted for 38% of the total and were mainly earmarked for Brazil (76%) and the United States (8%).

Repsol YPF S.A.	5

Repsol YPF S.A. 4Q 2010 Earnings Preview

1.2.- LNG

Unaudited figures (IFRS)

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09		Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
-100	48	46	—	OPERATING INCOME (M€)	-61	105	—
11	47	33	200.0	ADJUSTED OPERATING INCOME (M€)	50	127	154.0
32.9	44.1	43.3	31.6	ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	37.0	37.0	0.0
46.3	67.9	93.2	101.3	LNG SALES (TBtu)	179.5	267.6	49.1
22	5	28	27.3	INVESTMENTS (M€)	125	82	-34.4

1 TBtu= 1,000,000 MBtu

1 bcm= 1,000 Mm3= 39.683 TBtu

Adjusted operating income in fourth quarter 2010 was 33 M€ versus 11 M€ posted in the same year-ago period.

The rise in fourth quarter 2010 operating income was mainly driven by higher LNG marketing margins and sales volumes following the start-up of the Peru LNG project.

January - December 2010 results

Adjusted operating income in 2010 was 127 M€, 154.0% higher than in the previous year, principally because of higher LNG marketing margins and sales volumes.

Investments

Investments in fourth quarter and in full-year 2010 in the LNG division totalled 28 M€ and 82M€, respectively. These investments were basically for the construction of the third tank at the Canaport LNG terminal and for the Floating LNG project in Brazil.

Repsol YPF S.A.	6

Repsol YPF S.A. 4Q 2010 Earnings Preview

1.3.- DOWNSTREAM

Unaudited figures (IFRS)

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09		Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
106	251	-5	—	CCS OPERATING INCOME (M€)	655	806	23.1
95	258	164	72.6	CCS ADJUSTED OPERATING INCOME (M€)	647	977	51.0

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09		Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
177	205	171	-3.4	OPERATING INCOME (M€)	1,022	1,304	27.6
166	212	340	104.8	ADJUSTED OPERATING INCOME (M€)	1,014	1,475	45.5
9,679	10,217	9,873	2.0	OIL PRODUCT SALES (Thousand tons)	39,429	38,613	-2.1
599	669	701	17.0	PETROCHEMICAL PRODUCT SALES (Thousand tons)	2,306	2,618	13.5
757	666	853	12.7	LPG SALES (Thousand tons)	2,993	3,108	3.8
422	415	466	10.4	INVESTMENTS(M€)	1,649	1,613	-2.2

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09	REFINING MARGIN INDICATOR ($/Bbl)	Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
0.0	1.5	2.9	—	Spain	1.3	2.5	92.3

At 164 M€, CCS adjusted operating income was 72.6% higher than in the same year-ago quarter. Adjusted operating income in fourth quarter 2010, which includes 176 M€ in inventory gains, was 340 M€ in comparison with 166 M€ in the same quarter 2009 which included 71 M€ in inventory gains.

The 69 M€ increase in CCS adjusted operating income in fourth quarter 2010 in comparison with the same quarter in 2009 is principally the result of higher refining margins due to wider spreads in light and heavy oil and in medium distillates, and the upturn in the Chemical business.

•	The Company’s wider refining margin coupled with the rise in distillate volumes in Spanish refineries had a positive impact of 106 M€ on the earnings of the Refining business.

•	The margins in the Marketing business remain strong, and income was in line with the previous year.

•

For the third consecutive quarter, margins and volumes in the Chemical business showed positive performance, implying a 42 M€ increase in operating income in comparison with the same quarter a year earlier.

•	Lastly, variations in other activities, such as in LPG and in Trading and Transport, as well as other minor items, explain the remaining difference.

January - December 2010 results

CCS adjusted operating income in 2010, excluding inventory gains/(losses), was 977 M€, 51.0% higher than the 647 M€ posted in the previous year mainly driven by the recovery of the chemical business, earnings growth in the Refining business, and enhanced performance in Marketing activities.

Repsol YPF S.A.	7

Repsol YPF S.A. 4Q 2010 Earnings Preview

Investments

Investments in Downstream in fourth quarter and in the entire fiscal year 2010 amounted to 466 M€ and 1,613 M€, respectively, and were mainly allocated to enlargement and conversion projects at the Cartagena refinery and in the fuel oil reductor unit at the Bilbao facilities, both of which are contemplated in the Strategic Plan.

Repsol YPF S.A.	8

Repsol YPF S.A. 4Q 2010 Earnings Preview

1.4.- YPF

Unaudited figures (IFRS)

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09		Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
358	374	248	-30.7	OPERATING INCOME (M€)	1,021	1,453	42.3
331	393	371	12.1	ADJUSTED OPERATING INCOME (M€)	789	1,625	106.0
296	292	279	-5.7	LIQUIDS PRODUCTION (Thousand boepd)	304	294	-3.2
1,280	1,456	1,307	2.1	GAS PRODUCTION (*) (Million scf/d)	1,505	1,387	-7.9
524	551	511	-2.5	TOTAL PRODUCTION (Thousand boepd)	572	541	-5.4
3,458	3,634	3,641	5.3	OIL PRODUCT SALES (Thousand tons)	13,906	14,146	1.7
407	437	492	20.9	PETROCHEMICAL PRODUCT SALES (Thousand tons)	1,479	1,563	5.7
85	68	90	5.9	LPG SALES (Thousand tons)	397	340	-14.3
338	397	554	63.9	INVESTMENTS (M€)	956	1,548	61.9

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09	INDICATORS	Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
44.4	50.5	53.9	21.4	OIL REALISATION PRICES ($/Bbl)	42.3	49.9	18.0
2.6	1.7	2.5	-3.8	GAS REALISATION PRICES (**) ($/Thousand scf)	2.2	2.3	4.5
235	263	329	40.0	PETROCHEMICAL DERIVATIVES ($/ton)	204	273	33.8

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboepd
(**)	Includes sales to Downstream and before withholdings

Adjusted operating income in fourth quarter 2010 at 371 M€ was 12.1% higher than the 331 M€ recorded in fourth quarter 2009.

The most significant year-on-year variations in adjusted operating income continued to be driven by higher dollar-denominated domestic and international prices.

•	Higher dollar prices for fuels in the domestic market had a positive impact of 143 M€.

•	Higher revenues from exports and from products sold domestically, the price of which depends on international prices, had a positive impact of 52 M€.

•

The labour strikes by oil sector employees, which had a special impact on oil output, made it necessary to increase purchases of oil and liquids so as to maintain sales volumes. The net effect of the aforementioned reduced operating income by 73 M€ versus the reference quarter.

•

In relation to gas, larger volumes and higher prices in the industrial segment were responsible for a positive variation of 21 M€ in operating income. The average gas realisation price in the quarter was 2.5$/Kscf less than the 2.6$/Kscf in the previous year due to greater sales volumes in the residential segment.

•	The 19% year-on-year increase in operating cost due to greater activity coupled with higher prices reduced income by 145 M€.

•	Other items explain the remaining variations.

Production of liquids in this quarter dropped 5.7% mainly because of the impact of the oil workers’ strike in the southern part of Argentina. Meanwhile, gas production increased 2.1%. Overall, production was 2.5% lower than in the same period last year because of the above-mentioned labour unrest. Excluding this impact, total production would have been 1.2% higher.

Repsol YPF S.A.	9

Repsol YPF S.A. 4Q 2010 Earnings Preview

January - December 2010 results

At 1625 M€, adjusted operating income in 2010 was 106.0% higher than in the previous last year. This growth was driven by pump station fuel prices, which were closer to the international dollar parity, greater revenue contribution from products sold in the domestic market the price of which is pegged to international prices, and the impact of higher export revenues. The 15% rise in operating costs during the year mitigated earnings growth.

Production in 2010 was 541 Kboepd, 5.4% less year-on-year. The drop was 7.9% in gas, 3.2% in liquids production and 1.6% in crude oil. The less pronounced drop in oil production was achieved thanks to the investment efforts in response to the Petróleo Plus plan and higher prices at the pump due to the gradual alignment with international parities.

YPF’s reserve replacement rate was 84% and the replacement rate for crude reached 100%.

Investments

Investments in fourth quarter 2010 at YPF totalled 554 M€, 310 M€ of which were spent in Exploration and Production, and 79% in development projects.

In full-year 2010, investments amounted to 1,548 M€, of which 1,064 M€ were earmarked for Exploration and Production and 87% of this amount to development projects.

Repsol YPF S.A.	10

Repsol YPF S.A. 4Q 2010 Earnings Preview

1.5.- GAS NATURAL FENOSA

Unaudited figures (IFRS)

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09		Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
188	198	132	-29.8	OPERATING INCOME (M€)	748	881	17.8
185	198	214	15.7	ADJUSTED OPERATING INCOME (M€)	745	849	14.0
220	155	215	-2.3	INVESTMENTS (M€)	5,060	636	—

Adjusted operating income in fourth quarter 2010 in Gas Natural Fenosa amounted to 214 M€, 15.7% higher than the 185M€ posted in the same quarter last year.

The 29 M€ increase is mainly attributable to higher sales volumes due to the cold temperatures recorded in Spain in fourth quarter, greater income from the electricity distribution business in Spain, and the increased contribution of Latin American gas distribution activity thanks to higher volumes and the appreciation of the dollar against the Euro.

January - December 2010 results

Adjusted operating income in 2010 was 849 M€ versus 745 M€ in comparison with the previous year. Operating income was 14.0% higher mainly on the back of the incorporation of 100% of Unión FENOSA’s results in the scope of consolidation of Gas Natural SDG since 30 April 2009.

Investments

Investments by Gas Natural Fenosa in the fourth quarter amounted to 215 M€. The 636 M€ investments made during the entire year were mainly allotted to Gas and Power Distribution activities in Spain and Latin America, and for Power Generation in Spain and Mexico.

1.6.- CORPORATE AND OTHERS

This caption reflects operating income/expenses not attributable to operating areas.

An adjusted expense of 87 M€ was recorded in fourth quarter 2010 versus a net expense of 97 M€ in fourth quarter 2009.

Repsol YPF S.A.	11

Repsol YPF S.A. 4Q 2010 Earnings Preview

2.- FINANCIAL INCOME/CHARGES AND DEBT

(*) This caption reflects data on the Group’s (excluding Gas Natural Fenosa) financial income/charges and financial situation. Consolidated Group data are included in the tables detailing fourth quarter 2010 results (page 26 of this earnings preview).

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (M€) – GROUP EX GAS NATURAL FENOSA	3Q10	4Q10	% Variation 4Q10/3T10	Jan-Dec 2010

NET DEBT AT THE START OF THE PERIOD	4,996	5,504	10.2	4,905
EBITDA	-1,842	-1,707	-7.3	-7,688
VARIATION IN TRADE WORKING CAPITAL	574	-15	—	1,316
INVESTMENTS (1)	1,199	1,505	25.5	4,468
DIVESTMENTS (2)	-23	-4,086	—	-4,293
DECONSOLIDATION OF REFAP DEBT	—	-373	—	-373
DIVIDENDS (including affiliates)	518	80	-84.6	759
TRANSLATION DIFFERENCES	-303	161	—	535
INCOME TAX COLLECTIONS / PAYMENTS	336	427	27.1	1,490
INTEREST EXPENSE AND OTHER MOVEMENTS	49	201	310.2	578
NET DEBT AT THE CLOSE OF THE PERIOD	5,504	1,697	-69.2	1,697
NET DEBT + PREFERENCE SHARES AT THE CLOSE OF THE PERIOD	9,068	5,265	-41.9	5,265
Debt ratio
CAPITAL EMPLOYED (M€)	31,618	30,777	-2.7	30,777
NET DEBT / CAPITAL EMPLOYED (%)	17.4	5.5	-68.3	5.5
NET DEBT + PREFERENCE SHARES/ CAPITAL EMPLOYED (%)	28.7	17.1	-40.3	17.1
ROACE before non-adjusted items (%)	8.1	9.9	22.2	9.5

(1)	3 M€ financial investments were made in fourth quarter 2010 which are not reflected in this table.
(2)	Financial divestments totalling 15 M€ were also made in fourth quarter 2010.

The Group’s net financial debt, excluding Gas Natural Fenosa amounted to 1,697 M€ at year-end 2010, representing a reduction of 3,807 M€ (about 70%) in comparison with the end of the third quarter. This significant reduction was mainly the result of:

•	Operating cashflow (7,688 M€ EBITDA in 2010) was 39% higher than in 2009.

•	The Repsol Brazil capital increase subscribed by Sinopec which had an impact of 3,170 M€.

•	The disposal of a 30% stake in the Brazilian refinery REFAP for 350 M$ which also made it possible to deconsolidate approximately 500 M$ in debt.

•	The divestment of a 4.2% stake in YPF.

The variation in the net debt/capital employed ratio at 31 December, ex Gas Natural Fenosa, was 5.5% at the end of the year in comparison with 17.4% at 30 September 2010. This ratio, taking preference shares into account, was 17.1% (down from 28.7% at the end of the first nine months).

The Group’s net financial expenses at 31December 2010 (ex Gas Natural Fenosa) was 691 M€ versus 250 M€ in the previous year. The following aspects are worth mentioning:

•	Net interest expense: increased by 10 M€ because of the higher average debt volume in 2010, partially offset by lower interest rates than in 2009.

•	Hedging positions income (expense): income was 411 M€ less.

The drop in income in comparison with 2009 was caused mainly by the result of currency hedging positions in 2010: during the year, the appreciation of the USD against the Euro had a positive impact on operating income although a loss was recorded in financial income as a result of liabilities denominated in this currency mainly because of the hedging position for the Repsol Brazil capital increase transaction.

Repsol YPF S.A.	12

Repsol YPF S.A. 4Q 2010 Earnings Preview

The currency trend in 2009 was negative and, accordingly, the drop in operating income due to translation differences was offset by higher income generated by hedging transactions reflected in financial results.

•

Capitalised interests: income increased by 25 M€ mainly as a result of the capitalisation of the interest expense associated with the financing of the enlargement projects for the Cartagena and Bilbao refineries.

•

Other financial expenses: Financial expenses increased by 54 M€ principally because of financial lease expenses. Four new methane tankers were incorporated in 2010 and finance lease expenses for transport of natural gas marketed in the United States and Canada through the natural gas pipeline affects the entire fiscal year 2010 (in contrast with the previous year).

Unaudited figures (IFRS)

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09	FINANCIAL INCOME/EXPENSES OF THE GROUP EX GAS NATURAL FENOSA	Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
-92	-94	-95	3.3	NET INTEREST EXPENSE (incl. preference shares) (M€)	-366	-376	2.7
-36	26	-113	213.9	HEDGING POSITIONS INCOME/EXPENSE (M€)	332	-79	—
-59	-35	-51	-13.6	UPDATE OF PROVISIONS (M€)	-174	-165	-5.2
25	34	35	40.0	CAPITALISED INTEREST (M€)	104	129	24.0
-30	-55	-45	50.0	OTHER FINANCIAL INCOME/EXPENSES (M€)	-146	-200	37.0
-192	-124	-269	40.1	TOTAL (M€)	-250	-691	176.4

Repsol YPF S.A.	13

Repsol YPF S.A. 4Q 2010 Earnings Preview

3.- OTHER CAPTIONS IN THE PROFIT AND LOSS ACCOUNT

3.1.- TAXES

The tax rate in 2010 is 26.3%. The effective tax rate for 2010, excluding non-recurrent items, was 41.5%.

3.2.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09	RESULTS OF UNCONSOLIDATED AFFILIATES BY BUSINESS AREA	Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
2.2	4.1	0.8	-63.6	UPSTREAM (M€)	-1.8	10.6	—
4.0	-1.8	14.6	265.0	LNG (M€)	38.6	30.6	-20.7
6.4	7.6	4.0	-37.5	DOWNSTREAM (M€)	26.3	28.3	7.6
5.3	3.2	1.0	-81.1	YPF (M€)	4.8	4.9	2.1
0.5	0.5	0.0	-100.0	Gas Natural Fenosa (M€)	18.3	1.6	91.3
18.4	13.6	20.4	10.9	TOTAL (M€)	86.2	76.0	-11.8

Income from minority interests in fourth quarter 2010 totalled 20 M€ versus 18 M€ in the same year-ago period.

In the LNG division, higher income is due to the increase in the results of Atlantic and Atlantic 4. In Downstream, operating income was lower mainly because of the decreased stake in CLH in comparison with the equivalent quarter a year earlier. In YPF, the drop is due to the lower earnings reported by Oleoductos del Valle.

3.3.- MINORITY INTERESTS

Adjusted income attributable to minority interests in fourth quarter 2010 was 83 M€ versus 49 M€ in fourth quarter 2009. The increase in adjusted income is attributable to higher adjusted income at YPF and associates and the increase in minority interests following the disposals made in fourth quarter 2010, with minority interests at the end of the year representing 20.2%.

Repsol YPF S.A.	14

Repsol YPF S.A. 4Q 2010 Earnings Preview

4.- HIGHLIGHTS

Since the publication of third quarter results, the most relevant items on the Company were as follows:

In the Corporation, on 23 December, an agreement was reached with two major institutional funds for the sale of a 1.63% stake in YPF to each one of them for a total of 500 million dollars.

On 28 December, Repsol and Sinopec successfully concluded the agreement reached in October for jointly developing exploration and production of its Brazil offshore assets and to create one of Latin America’s largest private energy companies. After securing the mandatory permits from the authorities of the People’s Republic of China, Sinopec fully subscribed the Repsol Brazil 7,111 million dollars capital increase which implies an enterprise value of 17,777 million dollars.

On 30 December, the Repsol International Capital Limited (RIC) Board of Directors authorized the redemption of 100% of outstanding Series A Preference Shares issued by RIC and guaranteed by Repsol YPF. These Series A preference shares were listed in the New York Stock Exchange. The securities were redeemed at the established price of 25.00 USD per Preference Shares, plus accrued dividends not paid since 31 December 2010 up to the redemption date, implying 0.20 dollar per Preference Share

On 30 December, Repsol approved the appointment of Miguel Ángel Devesa del Barrio and Begoña Elices García as Executive Officers of the Company and members of the Executive Committee as of January 2011.

The Company organized a meeting in London on 27 January with financial analysts to explain the outlook for the Company’s exploration business in 2011.

On 23 February, the Repsol YPF Board of Directors passed a resolution approving payment of a final dividend for fiscal year 2010 of 0.525 Euro per share to be paid from July 7th, 2011 (Note to ADS’s holders: Owners of record of ADS’s at the closing of business of July 6th 2011 would be entitled to receive such dividend when payable by the Bank of New York Mellon, which is expected to be on July 18th, 2011). With this proposal, which must be ratified at the Annual General Meeting, the gross dividend for 2010 will be 1.05 Euro per share, 23.53% more than the one paid against 2009 results.

In Upstream, on 15 November, Repsol and its partners, the American company Anadarko and the British Tullow, announced a new light oil discovery offshore Sierra Leone. The new oil and gas discovery at the Mercury-1 prospect is in addition to the success achieved in 2009 at the Venus B-1 well 64 miles to the southeast and is a clear indication of the potential of this practically up to now unexplored area.

On 21 November, Repsol (33%) a Husky (67% and operator) were awarded concessions for exploration blocks NL-10-01 and NL-10-02 in Canada’s offshore Jeanne D’Arc basin. Pending official ratification, the blocks are situated in the same basin as blocks EL-1110, EL-1111 and EL-1114 in which Repsol holds interests.

On 16 December, the Calamaro -1 exploration well in Block Rondón at the Llanos Basin in Colombia was completed, yielding positive results.

On 7 January, the Indonesian Government approved the farm-in for Repsol’s acquisition of a 45% stake in the East Bula and Seram wells from Canada’s Niko Resources. Following this acquisition, the partners in these blocks east of Seram Island offshore Indonesia, are Niko (55% and operator) and Repsol (45%).

On 24 January, Sonangol announced the results of the first Exploration Round since 2007. Repsol was awarded three blocks in the Bidding Round: block 22 (as the operator with a 30% interest); block 35 (Repsol, 25%), and Block 37 (Repsol, 20%).

On 26 January, Repsol Sinopec and its partners, Brazil’s Petrobras, and the British BG Group, announced the positive results obtained with the Carioca Nordeste appraisal well which found good-quality oil in deepwaters at Brazil’s presalt Santos Basin. The new well is in the Carioca well’s appraisal area 2,151 meters below sea level. Initial tests indicated the existence of a 200 meter reservoir containing high quality 26º API oil.

Repsol YPF S.A.	15

Repsol YPF S.A. 4Q 2010 Earnings Preview

In LNG, on 23 December, Repsol received the first LNG shipment from Qatar in Canada pursuant to the long-term agreement executed with Qatargas last October. The Canaport regassification plant in Canada is the only one in the North American eastern seaboard that is able to accommodate Q-Max and Q-Flex type vessels, the largest in the world.

On 14 February, Repsol announced that it had executed an agreement with the state company Korea Gas Corporation (KOGAS) for the supply of liquefied gas to the Asian market. The agreement, which entered into force in January 2011, contemplates the supply of 1.9 bcm of LNG from the liquefaction plant associated with the Peru LNG project.

In Downstream, on 29 November Repsol and the Malaysian UMW industrial Group announced an agreement to produce and distribute Repsol Lubricants in Malaysia, China, and other countries in the region, including Singapore, Brunei, Papua New Guinea and Myanmar.

On 14 December, Repsol and Petrobras entered into an agreement under which Repsol sold to Petrobras its 30% stake in the Alberto Pasqualini Refinery (REFAP) in the Brazilian state of Rio Grande do Sul. Repsol received 350 million dollars and, as a result of its divestment in REFAP, reduced its consolidated debt by nearly 500 million dollars.

In YPF, on 25 November, YPF, S.A. management, at the request of Repsol YPF, S.A., agreed to prepare and file Form F-3 before the U.S. Securities and Exchange Commission (“SEC”), as foreseen in U.S. regulations. Registration of Form F-3 will contribute to increasing the liquidity of YPF, S.A. shares as Repsol YPF S.A., Repsol YPF Capital S.L. and Caveant S.A. (jointly, “Grupo Repsol YPF”) will be selling up to 58,996,919 Class D shares (or the equivalent in ADSs), representing 15% of YPF, S.A. share capital and voting rights in the company.

On 7 December, Repsol announced the discovery of non-conventional natural gas (shale gas) at the Neuquén basin. As part of the exploration and production development program for 2010-2014 and after drilling 4 tight gas exploration wells south of Loma La Lata in Neuquén province, it was possible to confirm the existence of non-conventional gas with an estimated volume of approximately 4.5 TCF (trillion cubic feet).

Madrid, 24 February 2011

Investor Relations

E-mail: inversores@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

T: 34 917 53 55 48

F: 34 913 48 87 77

A teleconference for analysts and institutional investors is scheduled today, 24 February 2011, at 4:00 p.m. (CET) to report on Repsol’s fourth quarter 2010 results.

The teleconference can be followed live at Repsol’s website (www.repsol.com). A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

Repsol YPF S.A.	16

Repsol YPF S.A. 4Q 2010 Earnings Preview

TABLES
4Q 2010 RESULTS

Repsol YPF S.A.	17

Repsol YPF S.A. 4Q 2010 Earnings Preview

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q09	3Q10	4Q10	2009	2010
EBITDA	1,828	2,198	2,129	6,749	9,196
Income from continuous operations before financial expenses	681	1,056	3,561	3,244	7,621
Financial expenses	(263)	(192)	(349)	(468)	(1,008)
Income before income tax and income of associates	418	864	3,212	2,776	6,613
Income tax	(186)	(376)	(262)	(1,130)	(1,742)
Share in income of companies carried by the equity method	18	14	20	86	76
Income for the period from discontinued activities	12	—	—	12	—
Income for the period	262	502	2,970	1,744	4,947

ATTRIBUTABLE TO:
Minority interests	51	54	63	185	254

EQUITY HOLDERS OF THE PARENT	211	448	2,907	1,559	4,693

Earnings per share accrued by parent company (*)
* Euro/share	0.17	0.37	2.38	1.29	3.84
* $/ADR	0.25	0.50	3.18	1.85	5.14

(*)	The issued share capital of Repsol YPF, S.A. consists of 1,220,863,463 shares.Earnings per share is calculated considering the average number of outstanding shares and including own shares held by the Company. The average number of outstanding shares was 1,211,026,225 in 2009 and 1,220,863,463 in 2010.

Dollar/euro exchange rate at date of closure of each quarter
1.441 dollars per euro in 4Q09
1.365 dollars per euro in 3Q10
1.336 dollars per euro in 4Q10

Repsol YPF S.A.	18

Repsol YPF S.A. 4Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	4Q09			JANUARY-DECEMBER 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	681	140	821	3,244	(116)	3,128
Upstream	163	62	225	781	103	884
LNG	(100)	111	11	(61)	111	50
Downstream	177	(11)	166	1,022	(8)	1,014
YPF	358	(27)	331	1,021	(232)	789
Gas Natural Fenosa	188	(3)	185	748	(3)	745
Corporate and others	(105)	8	(97)	(267)	(87)	(354)
Financial expenses	(263)	—	(263)	(468)	—	(468)
Income before income tax and income of associates	418	140	558	2,776	(116)	2,660
Income tax	(186)	(56)	(242)	(1,130)	73	(1,057)
Share in income of companies carried by the equity method	18	—	18	86	—	86
Income for the period from discontinued activities	12	(12)	—	12	(12)	—
Income for the period	262	72	334	1,744	(55)	1,689

ATTRIBUTABLE TO:
Minority interests	51	(2)	49	185	(20)	165

EQUITY HOLDERS OF THE PARENT	211	74	285	1,559	(35)	1,524

	3Q10			JANUARY-SEPTEMBER 2010
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,056	35	1,091	4,060	(79)	3,981
Upstream	311	(1)	310	1,042	70	1,112
LNG	48	(1)	47	59	35	94
Downstream	205	7	212	1,133	2	1,135
YPF	374	19	393	1,205	49	1,254
Gas Natural Fenosa	198	—	198	749	(114)	635
Corporate and others	(80)	11	(69)	(128)	(121)	(249)
Financial expenses	(192)	—	(192)	(659)	15	(644)
Income before income tax and income of associates	864	35	899	3,401	(64)	3,337
Income tax	(376)	(9)	(385)	(1,480)	19	(1,461)
Share in income of companies carried by the equity method	14	—	14	56	—	56
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	502	26	528	1,977	(45)	1,932

ATTRIBUTABLE TO:
Minority interests	54	2	56	191	(10)	181

EQUITY HOLDERS OF THE PARENT	448	24	472	1,786	(35)	1,751

	4Q10			JANUARY-DECEMBER 2010
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	3,561	(2,329)	1,232	7,621	(2,408)	5,213
Upstream	3,071	(2,710)	361	4,113	(2,640)	1,473
LNG	46	(13)	33	105	22	127
Downstream	171	169	340	1,304	171	1,475
YPF	248	123	371	1,453	172	1,625
Gas Natural Fenosa	132	82	214	881	(32)	849
Corporate and others	(107)	20	(87)	(235)	(101)	(336)
Financial expenses	(349)	135	(214)	(1,008)	150	(858)
Income before income tax and income of associates	3,212	(2,194)	1,018	6,613	(2,258)	4,355
Income tax	(262)	(84)	(346)	(1,742)	(65)	(1,807)
Share in income of companies carried by the equity method	20	—	20	76	—	76
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	2,970	(2,278)	692	4,947	(2,323)	2,624

ATTRIBUTABLE TO:
Minority interests	63	20	83	254	10	264

EQUITY HOLDERS OF THE PARENT	2,907	(2,298)	609	4,693	(2,333)	2,360

Repsol YPF S.A.	19

Repsol YPF S.A. 4Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q09	3Q10	4Q10	2009	2010
Upstream	926	986	3,916	2,988	6,913
USA and Brazil	221	209	3,084	614	3,747
North of Africa	218	233	270	719	1,019
Rest of the world	519	557	583	1,748	2,209
Adjustments	(32)	(13)	(21)	(93)	(62)

LNG	223	297	441	1,028	1,332

Downstream	8,894	9,477	8,938	32,838	36,363
Europe	8,277	8,737	8,336	30,493	33,624
Rest of the world	1,082	1,246	1,070	3,887	4,735
Adjustments	(465)	(506)	(468)	(1,542)	(1,996)

YPF	2,318	2,849	2,884	8,678	11,102
Upstream	1,032	1,241	1,175	4,369	4,835
Downstream	1,796	2,496	2,475	6,657	9,500
Corporate	115	97	139	307	387
Adjustments	(625)	(985)	(905)	(2,655)	(3,620)

Gas Natural Fenosa	1,353	1,502	1,667	4,652	6,161

Corporate & others	(378)	(433)	(411)	(1,152)	(1,441)

TOTAL	13,336	14,678	17,435	49,032	60,430

Repsol YPF S.A.	20

Repsol YPF S.A. 4Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q09	3Q10	4Q10	2009	2010
Upstream	163	311	3,071	781	4,113
USA and Brazil	32	(31)	2,877	63	2,911
North of Africa	48	175	85	372	642
Rest of the world	83	167	109	346	560

LNG	(100)	48	46	(61)	105

Downstream	177	205	171	1,022	1,304
Europe	146	154	196	800	1,182
Rest of the world	31	51	(25)	222	122

YPF	358	374	248	1,021	1,453
Upstream	187	204	96	795	789
Downstream	169	205	188	310	821
Corporate	2	(35)	(36)	(84)	(157)

Gas Natural Fenosa	188	198	132	748	881

Corporate & others	(105)	(80)	(107)	(267)	(235)

TOTAL	681	1,056	3,561	3,244	7,621

Repsol YPF S.A.	21

Repsol YPF S.A. 4Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q09	3Q10	4Q10	2009	2010
Upstream	556	613	584	1,699	2,478
USA and Brazil	199	142	133	433	596
North of Africa	171	196	212	554	824
Rest of the world	186	275	239	712	1,058

LNG	42	87	76	150	277

Downstream	307	369	468	1,626	2,019
Europe	248	299	408	1,306	1,763
Rest of the world	59	70	60	320	256

YPF	677	834	684	2,344	3,202
Upstream	474	590	468	1,908	2,265
Downstream	214	256	247	489	1,019
Corporate	(11)	(12)	(31)	(53)	(82)

Gas Natural Fenosa	329	356	421	1,232	1,507

Corporate & others	(83)	(61)	(104)	(302)	(287)

TOTAL	1,828	2,198	2,129	6,749	9,196

Repsol YPF S.A.	22

Repsol YPF S.A. 4Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q09	3Q10	4Q10	2009	2010
Upstream	180	359	400	1,122	1,126
USA and Brazil	67	168	182	435	517
North of Africa	15	55	16	241	97
Rest of the world	98	136	202	446	512

LNG	22	5	28	125	82

Downstream	422	415	466	1,649	1,613
Europe	396	389	412	1,583	1,474
Rest of the world	26	26	54	66	139

YPF	338	397	554	956	1,548
Upstream	198	270	310	676	1,064
Downstream	114	116	229	214	443
Corporate	26	11	15	66	41

Gas Natural Fenosa	220	155	215	5,060	636

Corporate & others	10	15	59	91	101

TOTAL	1,192	1,346	1,722	9,003	5,106

Repsol YPF S.A.	23

Repsol YPF S.A. 4Q 2010 Earnings Preview

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER	DECEMBER
	2009	2010
NON-CURRENT ASSETS
Goodwill	4,733	4,617
Other intangible assets	2,085	2,836
Property, Plant and Equipmment	31,900	33,585
Investment property	35	26
Equity-accounted financial investments	531	585
Non-current financial assets
Non-current financial instruments	1,559	1,639
Others	173	150
Deferred tax assets	2,021	1,993
Other non-current assets	273	322
CURRENT ASSETS
Non-current assets classified as held for sale (*)	746	340
Inventories	4,233	5,837
Trade and other receivables	6,773	8,569
Other current financial assets	713	684
Cash and cash equivalents	2,308	6,448

TOTAL ASSETS	58,083	67,631

TOTAL EQUITY
Attributable to equity holders of the parent	19,951	24,140
Attributable to minority interests	1,440	1,846
NON-CURRENT LIABILITIES
Subsidies	124	110
Non-current provisions	3,097	3,772
Non-current financial debt	15,411	14,940
Deferred tax liabilities	3,395	3,387
Other non-current liabilities
Current debt for finance leases	1,919	2,852
Others	753	811
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	185	153
Current provisions	282	404
Current financial liabilities	3,499	4,362
Trade debtors and other payables:
Current debt for finance leases	172	223
Other trade debtors and payables	7,855	10,631

TOTAL LIABILITIES	58,083	67,631

(*)	Assets and liabilities associated with non-current assets held for sale are included in these lines.

Repsol YPF S.A.	24

Repsol YPF S.A. 4Q 2010 Earnings Preview

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-DECEMBER
	2009	2010

I. CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxes and associates	2,776	6,613
Adjustments:
Depreciation of Property, Plant and Equipment	3,620	3,947
Other adjustments (net)	353	(1,364)

EBITDA	6,749	9,196

Variation in working capital	(590)	(1,693)

Dividends received	86	72
Income taxes received/(paid)	(1,168)	(1,627)
Other proceeds/(payments) from operating activities	(312)	(306)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(1,394)	(1,861)

	4,765	5,642

II. CASH FLOWS FROM INVESTING ACTIVITIES

Investment payments
Group companies, associates, and business units	(4,463)	(41)
Property, plant and equipment, intangible assets and property investments	(4,348)	(4,858)
Other financial assets	(192)	(207)

Total Investments	(9,003)	(5,106)
Proceeds on divestments	1,093	5,060
Other cash flows	56	(27)

	(7,854)	(73)

III. CASH FLOWS FROM FINANCING ACTIVITIES

Receipts/Payments from equity instruments	230	—
Proceeds on issue of financial liabilities	10,618	11,200
Payments for return and amortization of financial obligations	(5,953)	(10,712)
Dividends paid	(1,935)	(806)
Interest paid	(776)	(962)
Other proceeds/(payments) from financing activities	321	(179)

	2,505	(1,459)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,922	2,308

Net cash flows (I, II y III)	(584)	4,110
Translation differences	(30)	30

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	2,308	6,448

Repsol YPF S.A.	25

Repsol YPF S.A. 4Q 2010 Earnings Preview

FINANCIAL INCOME/CHARGES AND DEBT FOR THE CONSOLIDATED GROUP

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT – CONSOLIDATED GROUP (M€)	3Q10	4Q10	% Variation	Jan-Dec 2010
			4Q10/3Q10
DEUDA NETA AL INICIO DEL PERIODO	10,671	11,237	5.3	10,928
EBITDA	-2,198	-2,129	-3.1	-9,196
VARIATION IN TRADE WORKING CAPITAL	653	30	-95.4	1,693
INVESTMENTS (1)	1,341	1,719	28.2	5,091
DIVESTMENTS (2)	-34	-4,162	—	-4,972
DIVIDENDS (including affiliates)	520	105	-79.8	806
TRANSLATION DIFFERENCES	-380	170	—	617
INCOME TAX COLLECTIONS / PAYMENTS	408	437	7.1	1,627
DECONSOLIDATION OF REFAP DEBT	—	-373	—	-373
INTEREST EXPENSE AND OTHER MOVEMENTS	256	190	-25.8	1,003
NET DEBT AT THE CLOSE OF THE PERIOD	11,237	7,224	-35.7	7,224
NET DEBT + PREFERENCE SHARES AT THE CLOSE OF THE PERIOD	14,981	10,972	-26.8	10,972
Debt ratio
CAPITAL EMPLOYED (M€)	38,065	36,958	-2.9	36,958
NET DEBT /CAPITAL EMPLOYED (%)	29.5	19.5	-33.8	19.5
NET DEBT + PREFERENCE SHARES/ CAPITAL EMPLOYED (%)	39.4	29.7	-24.6	29.7
ROACE before non-adjusted items (%)	6.9	9.0	30.4	8.6

(1)	3 M€ financial investments were made in fourth quarter 2010 which are not reflected in this table.
(2)	There were also 15 M€ in financial divestments made in fourth quarter 2010 which are not reflected in this table.

Unaudited figures (IFRS)

4Q 2009	3Q 2010	4Q 2010	% Variation 4Q10/4Q09	FINANCIAL INCOME / EXPENSES OF THE CONSOLIDATED GROUP	Jan-Dec 2009	Jan-Dec 2010	% Variation 10/09
-164	-160	-161	-1.8	NET INTEREST EXPENSE (incl. preferred shares) (M€)	-610	-651	6.7
-38	27	-119	213.2	HEDGING POSITIONS INCOME/EXPENSE (M€)	340	-82	—
-63	-39	-65	3.2	UPDATE OF PROVISIONS (M€)	-186	-191	2.7
30	37	37	23.3	CAPITALISED INTEREST (M€)	122	143	17.2
-28	-57	-41	46.4	OTHER FINANCIAL INCOME / EXPENSES (M€)	-134	-227	69.4
-263	-192	-349	32.7	TOTAL (M€)	-468	-1,008	115.4

Repsol YPF S.A.	26

Repsol YPF S.A. 4Q 2010 Earnings Preview

TABLES

OPERATING HIGHLIGHTS 4Q 2010

Repsol YPF S.A.	27

Repsol YPF S.A. 4Q 2010 Earnings Preview

OPERATING HIGHLIGHTS UPSTREAM

		2009					2010					% Variation
	Unit	1Q	2Q	3Q	4Q	Accum	1Q	2Q	3Q	4Q	Accum	10 / 09
HYDROCARBON PRODUCTION	K Boed	317	340	327	349	334	350	340	346	341	344	3.2%

Crude and Liquids production	K Boed	113	132	141	149	134	151	149	143	140	146	8.5%
USA and Brazil	K Boed	12	31	46	48	34	41	40	36	35	38	10.5%
North Africa	K Boed	40	39	37	44	40	46	44	41	42	43	7.9%
Rest of the world	K Boed	61	62	58	58	60	64	65	66	62	64	7.8%

Natural gas production	K Boed	204	208	186	200	199	199	191	203	201	199	-0.4%
USA and Brazil	K Boed	1	2	3	3	2	2	2	2	2	2	10.4%
North Africa	K Boed	14	13	7	12	12	6	6	6	6	6	-48.0%
Rest of the world	K Boed	189	193	176	185	186	191	182	195	193	190	2.4%

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Repsol YPF S.A. 4Q 2010 Earnings Preview

OPERATING HIGHLIGHTS DOWNSTREAM

		2009					2010					% Variation
	Unit	1Q	2Q	3Q	4Q	Accum	1Q	2Q	3Q	4Q	Accum	10 / 09
CRUDE PROCESSED	Mtoe	9.8	8.7	8.6	8.0	35.1	7.7	8.6	9.5	8.7	34.4	-2.0%
Europe	Mtoe	8.2	7.1	7.1	6.3	28.7	6.2	7.1	8.0	7.4	28.7	0.2%
Rest of the world	Mtoe	1.6	1.6	1.6	1.7	6.5	1.6	1.5	1.4	1.2	5.7	-11.7%

SALES OF OIL PRODUCTS	Kt	10,053	9,938	9,759	9,679	39,429	8,878	9,645	10,217	9,873	38,613	-2.1%
Europe	Kt	8,522	8,279	8,242	7,927	32,970	7,244	8,077	8,600	8,508	32,429	-1.6%
–Own network	Kt	5,256	5,344	5,343	5,226	21,169	4,963	5,222	5,466	5,312	20,963	-1.0%
- Light products	Kt	4,386	4,416	4,489	4,490	17,781	4,311	4,381	4,585	4,573	17,850	0.4%
- Other Products	Kt	870	928	854	736	3,388	652	841	881	739	3,113	-8.1%
–Other Sales to Domestic Market	Kt	1,786	1,560	1,526	1,350	6,222	1,328	1,401	1,419	1,443	5,591	-10.1%
- Light products	Kt	1,278	1,064	1,080	898	4,320	908	1,006	992	983	3,889	-10.0%
- Other Products	Kt	508	496	446	452	1,902	420	395	427	460	1,702	-10.5%
–Exports	Kt	1,480	1,375	1,373	1,351	5,579	953	1,454	1,715	1,753	5,875	5.3%
- Light products	Kt	527	549	412	361	1,849	278	370	444	596	1,688	-8.7%
- Other Products	Kt	953	826	961	990	3,730	675	1,084	1,271	1,157	4,187	12.3%
Rest of the world	Kt	1,531	1,659	1,517	1,752	6,459	1,634	1,568	1,617	1,365	6,184	-4.3%
–Own network	Kt	418	478	460	498	1,854	440	476	441	465	1,822	-1.7%
- Light products	Kt	354	379	378	398	1,509	375	367	368	359	1,469	-2.7%
- Other Products	Kt	64	99	82	100	345	65	109	73	106	353	2.3%
–Other Sales to Domestic Market	Kt	808	852	832	914	3,406	862	903	876	742	3,383	-0.7%
- Light products	Kt	561	593	626	663	2,443	639	660	660	558	2,517	3.0%
- Other Products	Kt	247	259	206	251	963	223	243	216	184	866	-10.1%
–Exports	Kt	305	329	225	340	1,199	332	189	300	158	979	-18.3%
- Light products	Kt	140	212	161	146	659	113	76	103	65	357	-45.8%
- Other Products	Kt	165	117	64	194	540	219	113	197	93	622	15.2%

CHEMICALS
Sales of petrochemicals products	Kt	458	707	541	599	2,306	641	607	669	701	2,618	13.5%
Europe	Kt	412	577	462	549	2,000	540	545	584	594	2,263	13.2%
Base petrochemical	Kt	74	173	103	158	508	178	207	208	193	786	54.8%
Derivative petrochemicals	Kt	338	404	359	391	1,492	363	337	376	401	1,477	-1.0%
Rest of the world	Kt	46	130	79	51	306	101	62	85	107	355	16.0%
Base petrochemical	Kt	0	25	16	19	59	25	22	15	26	88	48.9%
Derivative petrochemicals	Kt	46	106	64	32	246	76	40	70	80	266	8.0%

LPG
LPG sales	Kt	871	713	652	757	2,993	877	712	666	853	3,108	3.8%
Europe	Kt	577	372	283	445	1,677	581	349	259	491	1,680	0.2%
Rest of the world	Kt	294	341	369	312	1,316	296	363	407	362	1,428	8.5%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

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Repsol YPF S.A. 4Q 2010 Earnings Preview

OPERATING HIGHLIGHTS YPF

		2009					2010					% Variation
	Unit	1Q	2Q	3Q	4Q	Accum	1Q	2Q	3Q	4Q	Accum	10 / 09
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	601	598	566	524	572	550	556	551	511	541	-5.4%
Crude and Liquids production	K Boed	323	310	287	296	304	308	298	292	279	294	-3.2%
Argentina	K Boed	320	307	285	294	301	306	297	291	277	292	-3.1%
Rest of the world	K Boed	3	2	2	2	2	2	2	2	2	2	-24.8%
Natural gas production	K Boed	278	288	279	228	268	242	258	259	233	247	-7.9%
Argentina	K Boed	277	288	279	227	268	242	258	259	232	247	-7.9%
Rest of the world	K Boed	1	0	0	0	0	0	0	1	0	0	-0.3%

DOWNSTREAM
CRUDE PROCESSED	M toe	4.0	4.2	3.7	3.8	15.7	4.0	3.7	3.9	3.7	15.4	-1.9%
SALES OF OIL PRODUCTS (*)	Kt	3,539	3,689	3,220	3,458	13,906	3,483	3,387	3,634	3,641	14,146	1.7%
Own network	Kt	2,684	2,829	2,713	2,665	10,891	2,687	2,754	3,068	3,107	11,615	6.6%
Light products	Kt	2,213	2,157	2,181	2,294	8,846	2,285	2,267	2,323	2,541	9,416	6.4%
Other Products	Kt	472	671	532	371	2,046	402	487	745	565	2,200	7.5%
Other Sales to Domestic Market	Kt	316	324	244	304	1,188	325	261	271	273	1,129	-4.9%
Light products	Kt	208	205	178	158	749	175	123	114	131	544	-27.4%
Other Products	Kt	108	119	66	146	439	149	137	158	142	586	33.5%
Exports	Kt	539	536	263	489	1,827	472	373	294	262	1,401	-23.3%
Light products	Kt	186	168	134	133	620	104	106	100	105	415	-33.0%
Other Products	Kt	353	368	130	356	1,206	368	266	194	157	986	-18.3%

PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCTS	Kt	270	346	457	407	1,479	309	325	437	492	1,563	5.7%
Base petrochemical	Kt	43	46	44	45	179	50	42	47	55	195	9.2%
Derivative petrochemicals	Kt	226	300	413	362	1,301	258	283	390	437	1,368	5.2%

LPG
LPG sales	Kt	113	109	89	85	397	103	80	68	90	340	-14.3%

Other sales to domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*)	Includes YPF S.A. + 50% Refinor + Lubricants Chile

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Repsol YPF S.A. 4Q 2010 Earnings Preview

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements.

Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States. These documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Repsol YPF S.A.	31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 24th, 2011	By:	/s/ Miguel Angel Devesa
		Name:	Miguel Angel Devesa
		Title:	Chief Financial Officer